

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2011

Via E-mail
Jeremy Allaire
Chief Executive Officer
Brightcove Inc.
One Cambridge Center
Cambridge, MA 02142

> **Re:** **Brightcove Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 4, 2011**
> **File No. 333-176444**

Dear Mr. Allaire:

We have reviewed your amended registration statement and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that references to prior comments refer to those provided in our letter dated October 28, 2011.

General

1.   We note the revisions made to the summary and risk factor disclosure in response to prior comment 1. Your response to this comment states that the company considered providing additional related disclosure on the cover page, but concluded that the revised summary and risk factor disclosure adequately apprises investors of the potential risks associated with the effective control held by General Catalyst Partners and Accel Partners. Please provide further support for this determination, given the effective control your two largest stockholders will likely continue to have over corporate affairs requiring stockholder approval following the offering.

Business, page 71

General

2.   We note your response to comment 6. It remains unclear to us whether, and if so how, you concluded that quantitative disclosure of the company's backlog is not material to an understanding of your business taken as a whole. In this regard, we note that you define backlog as the total committed value of your contracts that has not yet been recognized as revenue; thus, it appears that backlog may be material based on the level of your unbilled receivables for the nine months ended September 30, 2011, which is more than double your reported deferred revenue for the same period. As you are aware, Item

101(c)(1)(viii) of Regulation S-K requires disclosure of the amount of backlog orders believed to be firm (in this case, the committed value of contracts), to the extent material, irrespective of the timing of the revenue recognition for those commitments. With respect to your concerns that investors may draw inaccurate conclusions from disclosure of the company's backlog due to the varying lengths of your contracts and other factors, please note that you may provide accompanying disclosure explaining the limitations of the backlog metric to minimize potential confusion. Further, with respect to the assertion that disclosure of backlog could indirectly result in competitive harm to the company, please note that confidential treatment is generally not appropriate for disclosure required by Regulation S-K.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
        Joseph C. Theis, Jr., Goodwin Proctor, LLP